Exhibit (a)(46)
INCO’S OFFER FOR FALCONBRIDGE EXPIRES;
FOCUS SHIFTS TO TWO-WAY COMBINATION WITH PHELPS DODGE
Toronto, July 28, 2006 — Inco Limited today announced that its tender offer to acquire all of the outstanding common shares of Falconbridge Limited expired at midnight (Vancouver time) on July 27, 2006. At the time of expiration, the minimum tender condition of 50.01 per cent of the Falconbridge common shares had not been satisfied, and the company has therefore elected to terminate its offer. Inco has instructed CIBC Mellon Trust Company, the depositary for the offer, to promptly return all shares tendered.
“Though a large number of Falconbridge shareholders supported our offer, unfortunately it wasn’t enough,” said Scott Hand, Chairman and Chief Executive Officer of Inco. “This is disappointing news for the many people at Inco and Falconbridge who have worked very hard to realize this transaction and create what we believe would have been a truly great mining company. I thank everyone for the many long hours and effort they have contributed. But the Falconbridge shareholders have spoken, and we’re moving on. I wish Derek Pannell and his team all the best going forward.”
“While we may not have achieved the transaction that we originally hoped for, our shareholders have benefited since we began this process, as our share price has increased by 73 per cent from when we originally announced our transaction on October 11, 2005,” Mr. Hand said.
“Inco’s attention now turns to completing our two-way transaction with Phelps Dodge to create a global powerhouse in nickel and copper,” he said. “Based on the combined company’s premier asset base, the outlook for sustained long-term high metals prices and strong cash flows, the two-way combination is a winning option for the shareholders of both companies. We also believe that it is clearly superior to the competing bid for Inco put forward by Teck Cominco.”
Under the terms of the Phelps Dodge transaction, Inco shareholders will receive 0.672 shares of Phelps Dodge stock, plus Cdn.$20.25 per share in cash for each share of Inco stock. The implied value of the Phelps Dodge offer currently stands at Cdn $79.81, based on the closing price of the Phelps Dodge common stock on the New York Stock Exchange and the U.S./Canadian dollar exchange rate on July 27, 2006.
Phelps Dodge Inco will be the world’s second largest nickel producer, one of the world’s largest copper producers, and a leading producer of molybdenum and cobalt, with a world-class portfolio of growth projects in nickel and copper.

“Nickel and copper are both trading at or near record price levels,” said Mr. Hand. “They are the two metals with the best supply-demand fundamentals going forward, and are the two metals that China needs but does not produce in any significant quantities.” said “Phelps Dodge Inco will be ideally positioned to make the most of the strong markets we foresee for both metals over the near and long term.”
As previously announced, the corporate office and the new company’s copper division will be headquartered in Phoenix. Inco Nickel, the new company’s nickel division, will be headquartered in Toronto.
Under the terms of Inco’s agreement with Falconbridge, an enhanced expense payment of U.S.$150 million is payable by Falconbridge to Inco as a result of the failure to meet the minimum tender condition of the Inco offer. A further break-up fee of U.S.$300 million will be payable by Falconbridge to Inco in the event that Xstrata completes its proposed acquisition of Falconbridge.
Inco had also entered into a definitive agreement with Falconbridge and LionOre Mining International Ltd. covering the sale of the Nikkelverk refinery and related assets to LionOre, which was conditional on Inco taking up and paying for the Falconbridge common shares pursuant to its offer. Under the agreement with LionOre, a break-up fee of U.S.$32.5 million is payable by Inco to LionOre as a result of the Falconbridge transaction not having been completed.
Cautionary Statement Regarding Forward-Looking Statements
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited and regarding Inco’s proposed plan of arrangement with Phelps Dodge, including statements regarding the consideration payable pursuant to the proposed plan of arrangement involving Inco and Phelps Dodge, the outlook for nickel and copper prices in the near and long term, the future demand for nickel and copper, the profitability and cash-generation potential of each of Inco and Phelps Dodge and the growth projects and exploration opportunities of Inco and Phelps Dodge. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Phelps Dodge will not be able to obtain the required approvals or clearances from regulatory agencies and bodies on a timely basis, the risk that the Inco-Phelps Dodge arrangement transaction will be unsuccessful for any reason and the other risk factors listed from time to time in Inco’s and Phelps Dodge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.

Important Legal Information
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ INCO’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT INCO FILED WITH THE SEC ON MAY 31, 2006, AND ANY AMENDMENTS INCO MAY FILE THERETO, AS IT CONTAINS, AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN, IMPORTANT INFORMATION REGARDING TECK COMINCO’S PROPOSED COMBINATION WITH INCO.
This communication is not a solicitation of a proxy from any security holder of Inco or Phelps Dodge in respect of Inco’s proposed combination with Phelps Dodge. Inco intends to file a Management Information Circular regarding the proposed combination with the securities commissions or equivalent regulatory authorities in Canada and to provide the Management Information Circular to Inco shareholders and Phelps Dodge has filed a preliminary Proxy Statement on Schedule 14A regarding the proposed combination with the SEC. WE URGE INVESTORS TO CAREFULLY READ THE MANAGEMENT INFORMATION CIRCULAR, AND ANY AMENDMENTS INCO MAY FILE THERETO, WHEN IT BECOMES AVAILABLE BECAUSE IT, AND ANY SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND THE PROPOSED COMBINATION. WE URGE INVESTORS TO CAREFULLY READ THE PROXY STATEMENT, AND ANY AMENDMENTS PHELPS DODGE MAY FILE THERETO, BECAUSE IT AND SUCH AMENDMENTS, IF ANY, WILL CONTAIN IMPORTANT INFORMATION ABOUT INCO, PHELPS DODGE AND INCO’S PROPOSED COMBINATION WITH PHELPS DODGE.
Inco, Phelps Dodge and their executive officers and directors may be deemed to be participants in the solicitation of proxies from Inco and Phelps Dodge security holders in favor of Inco’s proposed combination with Phelps Dodge. Information regarding the security ownership and other interests of Inco’s and Phelps Dodge’s executive officers and directors will be included in the Management Information Circular and Proxy Statement, respectively.
Investors and security holders may obtain copies of the Solicitation/Recommendation Statement and Inco’s and Phelps Dodge’s other public filings made from time to time by Inco and Phelps Dodge with the Canadian Securities Regulators, at www.sedar.com, and with the SEC at the SEC’s web site, www.sec.gov, free of charge. The proxy statement may also be obtained free of charge at www.sec.gov and the Management Information Circular (when it becomes available) may also be obtained free of charge at www.sedar.com. In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments.

July 26, 2006
IN 06/41

For further information:
Media Relations:	Steve Mitchell (416) 361-7950
Investor Relations:	Sandra Scott (416) 361-7758
or www.inco.com